
Mail Stop 7010

March 27, 2009

By U.S. Mail and Facsimile

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

> **Re:** **ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 20, 2009**
> **File No. 333-153849**

Dear Mr. Kress:

      We have reviewed your response letter dated March 20, 2009, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Summary of Our Partnership Agreement, page 98

Distribution Reinvestment Plan, page 109

Item 14. Indemnification of General Partner, page II-1

1. Please delete the following statements:

      •   "This summary is not complete and is subject to and qualified by the detailed provisions of our Partnership Agreement."

      •   "This summary is not complete and is subject to and qualified by the provisions contained in our DRIP Plan."

- "The above discussion of Section 17-403 and of the Partnership's Partnership Agreement is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Partnership's Partnership Agreement." Please provide the material terms of Section 17-403 and of the Partnership's Partnership Agreement.

You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Deborah S. Froling, Esq. (*via facsimile 202/857-6395*)
Arent Fox LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036